EXHIBIT 99.1

mCloud to Participate in the 2022 Virtual Growth Conference - Presented by Maxim Group LLC and hosted by M-Vest on March 28th - 30th from 9:00 a.m. - 5:00 p.m. EDT

SAN FRANCISCO, March 23, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD) ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions announced today that Russ McMeekin, mCloud's CEO, has been invited to present at the 2022 Virtual Growth Conference, presented by Maxim Group LLC and hosted by M-Vest, on March 28th - 30th from 9:00 a.m. - 5:00 p.m. EDT.

Sign up here to access the presentation

During this virtual conference, investors will hear from executives from a wide range of sectors, including Biotech, Clean Energy, Electric Vehicles, Financial Services, Fintech & REITS, Gaming & Entertainment, Healthcare, Healthcare IT, Infrastructure, Shipping and Technology/ Media/Telecom. The conference will feature company presentations, fireside chats, roundtable discussions, and live Q&A with CEOs moderated by Maxim Research Analysts.

This conference will be live on M-Vest. To attend, just sign up to become an M-Vest member.

Click Here to Reserve your seat

Fourth Quarter and Year-End 2021 Financial Results Conference Call on March 31, 2022

As previously announced on March 18, mCloud will report its earnings for the year-end and fourth quarter of 2021 after the market closes on Wednesday, March 30, 2022. The Company will also host a conference call to discuss the financial results at 10:00am ET on March 31, 2022. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 74107253. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Wednesday, April 6, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 07253.

A live audio webcast of the conference call will be available at https://tinyurl.com/2p94f9me. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/23/c3112.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 23-MAR-22